EXHIBIT 99.1

Press Release                                 Source: Elbit Medical Imaging Ltd.

Elbit Medical Imaging Ltd. Enters Into Merger Agreement With Elscint Limited

Monday August 22, 9:43 am ET

TEL AVIV, Israel, Aug. 22 /PRNewswire-FirstCall/ -- ELBIT MEDICAL IMAGING LTD. (Nasdaq: EMITF - News; "EMI") today announced that following the previously announced merger negotiations with its subsidiary, Elscint Ltd. (NYSE: ELT - News; "Elscint"), it has signed a merger agreement with Elscint, pursuant to which Elscint shall become a wholly owned subsidiary of EMI and its shares will no longer trade on the NYSE. The transaction was approved by the audit committee and board of directors of both EMI and Elscint.

Under the terms of the merger agreement, each ordinary share of Elscint (other than ordinary shares of Elscint held by EMI and Elscint) will be exchanged for
0.53 ordinary share of EMI. On June 7, 2005, the trading day in the United States immediately preceding the announcement of the proposed merger, the closing price for Elscint ordinary shares on the NYSE was $6.74 and the closing price for EMI ordinary shares on the NASDAQ was $19.37. On August 19, 2005, the last trading day in the United States immediately preceding the date of this news release, the closing price for Elscint ordinary shares on the NYSE was $8.77 and the closing price for EMI ordinary shares on the NASDAQ was $19.32.

The merger is to be performed in accordance with Sections 350 and 351 of the Israeli Companies Law, which require the approval of an Israeli District Court for consummation of the Merger. Accordingly, EMI and Elscint are expected to file a motion with the Tel Aviv District Court in the next few days.

The consummation of the merger is subject to certain conditions, including (1) the receipt of the approval of EMI and Elscint shareholders, (2) the receipt of a final court order from the Israeli court approving the Merger, (3) the declaration by the United States Securities and Exchange Commission (SEC) of the effectiveness of a registration statement on Form F-4 to be filed by EMI with respect to the ordinary shares of EMI to be issued in connection with the merger, and (4) the receipt of third party consents required for the Merger.

EMI's President Mr. Shimon Yitzhaki commented, "The merger is intended to allow the merging companies to exploit opportunities which may have been unavailable for either EMI or Elscint separately and is anticipated to reduce operational costs."

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers (Europe) BV; the Hotel segment through its subsidiary Elscint Limited.; Image guided treatment through InSightec - Image Guided Treatment Ltd.; and venture capital investments in the telecommunications business.

About Elscint

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.




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Important Legal Information

This press release does not constitute an offer of any securities for sale. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents would be available free of charge at the SEC's Internet site (http://www.sec.gov).

EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2004, which was filed with the SEC on June 30, 2005. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2004, which was filed with the SEC on June 30, 2005 and as amended and filed with the SEC on July 14, 2005. Information regarding persons who may, under the rules of the SEC, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction would be set forth in the joint proxy statement/prospectus when such joint proxy statement/prospectus is filed with the SEC.

Any forward-looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger , as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

     Company Contact:               Investor Contact:
     Shimon Yitzhaki                Kathy Price
     Elbit Medical Imaging Ltd.     The Global Consulting Group
     011-972-3-608-6000             1-212-983-1702 x212
     syitzhaki@europe-israel.com    kprice@annemcbride.com